UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

                                     Press Release
                                     FOR IMMEDIATE RELEASE

SUBSCRIPTION OF GRUPO TELEVISA’S
CAPITAL INCREASE

Mexico City, August 7, 2011. – Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) today announced that according to the terms of:

i)	the resolutions adopted by the general extraordinary shareholders’ meeting of the Company, dated April 29th, 2011; and

ii)
the notice to the shareholders and titleholders of the ordinary participation certificates with Company’s shares as underlying, distributed by the Company on July 28, 2011 through the web page www.bmv.com.mx and published on August 5, 2011 in the Official Federal Gazette (Diario Oficial de la Federación)

the price at which the Company’s shareholders may subscribe the shares representing the Company’s capital stock for purposes of their right of first refusal provided in article 132 of the General Law of Commercial Companies and the Eleventh Article of the Company’s by-laws, is Ps.0.598290598 per share. In other words, the subscription price of an ordinary participation certificate issued on shares representing the capital stock of the Company as underlying, is Ps.69.999999966.

Finally, we announce that considering that the last day of the subscription term of the capital increase approved by the general extraordinary shareholders’ meeting of the Company dated April 29th, 2011, is August 20th, 2011, which is a non-business day for trading in the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), the business day immediately following to the date in which the subscription term expired will be deemed the last day of such subscription term, specifically August 22, 2011.

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

# # #

Investor Relations:	Media Relations:
Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: August 8, 2011	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel